Filed by Cooper Tire & Rubber Company

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cooper Tire & Rubber Company

Commission File No.: 001-04329

Date:	February 22, 2021
To:	Employees Globally
From:	Brad Hughes

    President & Chief Executive Officer

Subject:	Entering a New Chapter: Cooper Agrees to be Acquired by Goodyear

Today we announced that Cooper has agreed to be acquired by Goodyear, which as you know, is one of the largest and most respected tire companies in the world. I wanted to reach out personally to share my thoughts about this important news, and what it means for our company and for you.

Cooper is entering this transaction from a position of strength, and I am exceedingly proud of what all of you have accomplished. It is in large part because of our success in transforming Cooper into a consumer-driven company that we were approached by Goodyear.

I know this news comes as a surprise, particularly given the strong momentum we’ve been driving in our business. It is important for you to know that as a public company, we have a duty to consider and pursue any opportunities that our Board of Directors and management team believes will maximize value for Cooper shareholders. This agreement with Goodyear meets that criteria, and our Board has approved the transaction.

In addition to driving value for shareholders, we expect that it will be possible to build upon the strategic initiatives that have been fueling our success. Further, the cost savings outlined in the announcement do not contemplate the loss of manufacturing jobs or elimination of manufacturing plants as a result of this transaction. It is anticipated there will be opportunities for expansion of select Cooper facilities. As always, Goodyear will evaluate how to best approach the future of its manufacturing footprint to ensure cost competitiveness over time.

Goodyear greatly values many of Cooper’s strengths, including our brands, products and production capabilities, which they see as a direct result of the talent and commitment of our people. Goodyear recognizes the strong talent across each company and will take a best-of-both-worlds approach as we bring our companies together. As Ohio-based organizations, each with more than 100 years in the tire business, Cooper and Goodyear share a strong heritage as well as compatible cultures, similar values and a commitment to integrity, quality, agility and teamwork.

I believe this transaction is the right next step for Cooper at the right time. The idea of change can be difficult, and it is important that you take the time to learn about this transaction and process the information in your own way. There is no rush. Today’s announcement marks the beginning of an extended process, and there are many decisions still to be made regarding the proposed combined organization.

Importantly, nothing about your day-to-day roles or responsibilities change today as a result of this announcement. While the integration planning process will begin soon, the integration itself will not occur until after the close of the transaction, which we expect to occur within the second half of 2021. Until the transaction closes, Cooper and Goodyear are separate companies and must operate as such. While a small team will be working over the coming months on closing the deal and planning for integration, for the vast majority of employees, it will be important for you to continue to focus on your Cooper priorities.

It is critical that we speak accurately and with a consistent voice during this time. If you receive any inquiries from the media or other external parties about today’s news, please forward them to Anne Roman, Vice President, Communications & Public Affairs, at ALRoman@coopertire.com.

Also today, we issued our fourth quarter/full year 2020 earnings results. Despite impacts from coronavirus on our 2020 results, we delivered strong operating profit performance and built on the positive momentum that began in the fourth quarter of 2019, driven by execution of our strategic initiatives to transform Cooper into a consumer-driven company.

I will hold a virtual global town hall for all employees today at 11 a.m. EST to provide additional information on the transaction and will touch on a few earnings highlights. An invitation will be sent, and I encourage you to attend. For those of you unable to make it, a recording of the town hall will be available on Cooper GO, which you can view on your phone or desktop within a couple of hours after the session. Of course, we will keep information flowing to you as appropriate on Cooper GO and through other methods. Additionally, attached to this note is a brief FAQ that should help address some of the immediate questions you may have.

Please understand that many decisions about what the final combined company will look like have yet to be made, and that is normal for these situations. Therefore, we will not be able to answer all of your questions right away. However, be assured that we are committed to being as transparent as possible and keeping you updated throughout this months-long process. In the meantime, please feel free to reach out to your managers with any inquiries. You can also submit questions to CooperGo@Coopertire.com; your questions will be treated as anonymous and we will collect the most common to address in future communications. Your questions matter to us, and we want to hear from you.

I truly believe that this transaction will create exciting opportunities, and our entire leadership team deeply appreciates your continued hard work, support and cooperation during this time and beyond. Thank you.

***

Additional Information and Where to Find It

This communication is being made in respect of a proposed business combination involving the Company and Goodyear. In connection with the proposed transaction, Goodyear will file with the SEC a Registration Statement on Form S-4 that includes the preliminary proxy statement of the Company and that will also constitute a prospectus of Goodyear. The information in the preliminary proxy statement/prospectus is not complete and may be changed. Goodyear may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 filed with the

SEC becomes effective. The preliminary proxy statement/prospectus and this communication are not offers to sell Goodyear securities, are not soliciting an offer to buy Goodyear securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval. The definitive proxy statement/prospectus will be mailed to stockholders of the Company.

GOODYEAR AND THE COMPANY URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Goodyear (when they become available) may be obtained free of charge on Goodyear’s website at www.goodyear.com or by directing a written request to Computershare Investor Services, P.O. Box #43078, Providence, RI 02940-3081. Copies of documents filed with the SEC by the Company (when they become available) may be obtained free of charge on the Company’s website at www.coopertire.com or by directing a written request to Cooper Tire & Rubber Company, 701 Lima Avenue, Findlay, Ohio 45840, c/o Jacob Drerup (investorrelations@coopertire.com).

Participants in the Solicitation

Each of the Company, Goodyear and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of the Company’s stockholders in connection with the proposed transaction is set forth in the proxy statement/prospectus described above filed with the SEC. Additional information regarding the Company’s executive officers and directors is included in the Company’s definitive proxy statement, which was filed with the SEC on March 26, 2020. Additional information regarding Goodyear’s executive officers and directors is included in Goodyear’s definitive proxy statement, which was filed with the SEC on March 25, 2020. You can obtain free copies of these documents using the information in the paragraph immediately above.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may,” “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “will,” “would” or other similar expressions that convey the uncertainty of future events or outcomes. In accordance with “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements.

Forward-looking statements include, but are not limited to, statements that relate to, or statements that are subject to risks, contingencies or uncertainties that relate to: the ability to complete the proposed merger of the Company and Goodyear on anticipated terms and timetable; the effect of restructuring or reorganization of business components; uncertainty and weaknesses in global economic conditions, including the impact of the ongoing coronavirus (COVID-19) pandemic, or similar public health crises, on the Company’s and Goodyear’s financial condition, operations, distribution channels, customers and suppliers, as well as potentially exacerbating other factors discussed herein; continued volatility in raw material and energy prices, including those of rubber, steel, petroleum-based products and natural gas or the unavailability of such raw materials or energy sources, which may impact the price-adjustment calculations under sales contracts; the ability to cost-effectively achieve planned production rates or levels; the ability to successfully identify and consummate any strategic investments or development projects; the outcome of any contractual disputes with customers, joint venture partners or any other litigation or arbitration; impacts of existing and increasing governmental regulation and related costs and liabilities, including failure to receive or maintain required operating and environmental permits, approvals, modifications or other authorization of, or from, any governmental or regulatory entity and costs related to implementing improvements to ensure compliance with regulatory changes the ability to maintain adequate liquidity, level of indebtedness and the availability of capital could limit cash flow available to fund working capital, planned capital expenditures, acquisitions and other general corporate purposes or ongoing needs of the business; the ability to continue to pay cash dividends, and the amount and timing of any cash dividends; availability of capital and ability to maintain adequate liquidity; the impact of labor problems, including labor disruptions at the Company, its joint ventures, or at one or more of its large customers or suppliers; the ability of our customers, joint venture partners and third party service providers to meet their obligations on a timely basis or at all; adverse changes in interest rates and tax laws; and the potential existence of significant deficiencies or material weakness in our internal control over financial reporting.

We have based our forward-looking statements on our current expectations, estimates and projections about our industry and our partnership. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements. Differences between actual results and any future performance suggested in our forward-looking statements could result from a variety of factors, including the following: the failure to obtain approval of the transaction by the stockholders of the Company and the failure to satisfy various other conditions to the closing of the transaction contemplated by the merger agreement; the failure to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the transaction; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the proposed transaction making it more difficult to maintain relationships with customers, partners, employees or suppliers; the risk that the proposed transaction may be less accretive than expected, or may be dilutive, and that the combined company may fail to realize the benefits expected from the merger; risks relating to any unforeseen liabilities of Goodyear or the Company; the volatility in raw material and energy prices, including those of rubber, steel, petroleum-based products and natural gas or the unavailability of such raw materials or energy sources; extensive governmental regulation; changes to tariffs or trade agreements, or the imposition of new or increased tariffs or trade restrictions, imposed on tires, raw materials or manufacturing equipment which the Company uses, including changes related to tariffs on tires, raw materials and tire manufacturing equipment imported into the U.S. from China or other countries, as well as changes to trade agreements resulting from the United Kingdom’s withdrawal from the European Union future laws and regulations or the manner in which they are interpreted and enforced; the inability to obtain and/or renew permits necessary for the operations; existing and future indebtedness may limit cash flow available; operating expenses could increase significantly if the price of electrical power, fuel or other energy sources increases; changes in credit ratings issued by nationally recognized statistical rating organizations; risks involving the acts or omissions of our joint venture partners; natural disasters, weather conditions, disruption of energy, unanticipated geological conditions, equipment failures, and other unexpected events; a disruption in, or failure of our information technology systems, including those related to cybersecurity; failure of outside contractors and/or suppliers to perform; the cost and time to implement a strategic capital project may be greater than originally anticipated; reliance on estimates of recoverable reserves; and the risks that are described from time to time in Goodyear’s and the Company’s respective reports filed with the SEC.

We undertake no obligation to update any forward-looking statements except to the extent required by applicable law.